[LETTERHEAD OF BAKER BOTTS LLP]

February 8, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Schlumberger Limited (Schlumberger N.V.)

2005 Annual General Meeting of Stockholders

Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of our client, Schlumberger Limited (Schlumberger N.V.) (the “Company”), we hereby submit for filing with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, a preliminary proxy statement on Schedule 14A and the form of proxy relating to the Company’s 2005 Annual General Meeting of Stockholders (the “Annual Meeting”), which is currently scheduled to be held on April 13, 2005. Definitive copies of the proxy statement and the form of proxy are expected to be filed with the Commission and mailed to the Company’s stockholders on or about March 15, 2005.

The Annual Meeting is being called for the following purposes: (1) to elect 12 directors; (2) to report on the course of business during fiscal 2004 and to adopt and approve the Company’s consolidated balance sheet as at December 31, 2004, its consolidated statement of income for the year ended December 31, 2004, and the declaration of dividends as reflected in the Company’s 2004 Annual Report to Stockholders; (3) to amend the Company’s Articles of Incorporation; (4) to approve the Schlumberger 2005 Stock Option Plan; (5) to approve an amendment to the Schlumberger Discounted Stock Purchase Plan; (6) to approve the appointment of PricewaterhouseCoopers LLP as independent public auditors to audit the accounts of the Company for 2005, and (7) to transact such other business as may properly come before the Annual Meeting.

The Company’s financial statements as of and for the year ended December 31, 2004 are still being prepared and, accordingly, are not included with the preliminary proxy statement being filed today. The Company has advised us that it plans to file its 2004 financial statements at least 10 days prior to the date its definitive proxy statement is first sent or given to security holders.

Please telephone the undersigned at 713.229.4062 or J. David Kirkland, Jr. of this Firm at 713.229.1101 with any questions or comments regarding this filing. In addition, please send copies of all correspondence with the Company directly to Mr. J. David Kirkland, Jr., Baker

BAKER BOTTS L.L.P.

-2-	February 8, 2005

Botts L.L.P., One Shell Plaza, 910 Louisiana, Houston, Texas 77002-4995 (facsimile: 713.229.7701).

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ Patrick Whitman

Patrick Whitman

cc:	Ms. Janet B. Glassmacher

Schlumberger Limited

Mr. J. David Kirkland, Jr.

Mr. Sean T. Wheeler

Baker Botts L.L.P.